UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35397

RENEWABLE ENERGY GROUP, INC.*
(Exact name of registrant as specified in its charter)

416 South Bell Avenue Ames, Iowa 50010 (515) 239-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.0001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Common Stock, $.0001 par value – 1 holder.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Renewable Energy Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RENEWABLE ENERGY GROUP, INC.

Date: June 23, 2022	By:	/s/ Kevin Lucke
	Name:	Kevin Lucke
	Title:	President

*On June 13, 2022, Chevron Corporation, a Delaware corporation (“Chevron”) acquired Renewable Energy Group, Inc. in an all-cash merger.